# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kontoor Brands, Inc., CIK 0001760965
CUSIP: 50050N103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 N. Elm Street, Greensboro, North Carolina (NC), 27401
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 6,590; shared voting power 3,506,834; sole dispositive power 6,379; shared dispositive power 3,507,506; aggregate amount beneficially owned 3,513,967 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Kontoor Brands, Inc.
Address of issuer's principal executive offices: 400 N. Elm Street, Greensboro, NC 27401

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,513,967
Percent of class: 6.4
Sole power to vote or to direct the vote: 6,590
Shared power to vote or to direct the vote: 3,506,834
Sole power to dispose or to direct the disposition: 6,379
Shared power to dispose or to direct the disposition: 3,507,506

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
PNC Bank is co-trustee on certain trust accounts (Barbey Family) holding 3,506,834 shares of the securities reported herein representing 6.34% of the class.

The PNC Financial Services Group, Inc.'s clients, those with accounts at the PNC subsidiaries noted herein, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK
PNC Delaware Trust Company - BK

Of the total shares of common stock reported herein, 3,506,834 shares (6.34% of the class) are held in
Barbey Family Trust accounts for which PNC Bank, National Association (PNC Bank") serves as co-trustee.
PNC Bank serves as co-trustee and is deemed to share voting power and dispositive power with respect to those 3,506,834 shares.

Of the total shares of common stock reported herein, 6,085 shares are held in accounts at PNC Bank in a fiduciary capacity for clients outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 376 shares are held in accounts at PNC Delaware Trust
Company in a fiduciary capacity for clients outside of the above-referenced trusts.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: Gregory H. Kozich, Senior Vice President & Controller (05/09/2025)